 DT Asia Investments Limited

Room 1102, 11/F.,

Beautiful Group Tower,

77 Connaught Road Central, Hong Kong

(852) 2110-0081

VIA EDGAR

June 15, 2016

U.S. Securities and Exchange Commission

Office of Financial Services

100 F Street, N.E.

Mail Stop 4720

Washington, DC 20549

Attn: Christian N. Windsor, Special Counsel

RE:	DT Asia Investments Limited

Revised Preliminary Proxy Statement on Schedule 14A

Filed June 8, 2016

File No. 001-36664

Dear Mr. Windsor:

DT Asia Investments Limited (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 13, 2016 regarding our Amendment No. 2 to our Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) previously filed on June 8, 2016. Select pages of the Proxy Statement are enclosed as Exhibit A herewith showing our proposed changes to the Proxy Statement in response to Staff’s comments.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Information about China Lending Group, page 142

Direct Loan Portfolio, page 157

1.	Please revise your loan aging table as of December 31, 2015 such that the “loans greater than 90 days past due” column foots correctly.

In response to the Staff’s comment, we propose to revise the disclosure on pages 157 of the Proxy Statement such that the “Greater Than 90 Days Past Due” column foots correctly with a total of $14,723,416.

Christian N. Windsor, Special Counsel

U.S. Securities and Exchange Commission

June 15, 2016

China Lending Group Management's Discussion and Analyses of Financial Condition and Results of Operations, page 179

Loan Categorization at China Lending Group, page 181

2.	You state the increase in your provision for loan losses for the period ending March 31, 2016 was primarily attributed to “increases in revenue with an increase in delinquent amount of loan receivables as well as interest and fees.” We note that your allowance for loan loss increased from December 31, 2015 at $2,208,708 to March 31, 2016 at $4,046,050. It appears that your loan asset quality has improved as evidenced by declines in loans past due 90 days or greater noted on page F- 69 and impaired loans on page F-72. Please revise your disclosure to better explain the factors driving the increases in the provision for loan losses and the overall allowance for loan losses given the credit trends disclosed.

In response to the Staff’s comment, we propose to revise the disclosure on pages 181 and 186 of the Proxy Statement to read:

Provision for loan losses increased by $1.8 million to $1.8 million during the first three months in 2016 as compared to the same period in 2015, and increased by $1.6 million, or 270.7%, to $2.2 million for the year ended December 31, 2015, as compared to $0.6 million for the year ended December 31, 2014. These increases in provision for loan losses were mainly attributable to some of the delinquent loans and interest receivable during these periods, in which China Lending Group has increased provision percentages and amounts to reflect the repayments expected to be provided by the collateral, pledged assets and guarantees, which weakened as a result of legal proceedings and difficulties in enforcing the collateral and guarantees for a handful of loans.

Christian N. Windsor, Special Counsel

U.S. Securities and Exchange Commission

June 15, 2016

Allowance for Loan Losses, page 185

3.	We note your response to comment 15 of our letter dated May 20, 2016. You have revised your disclosure to state that your reasonable estimation for your loan loss allowance is consistent with the 1% general reserve plus special reserve. If true, please remove your discussion on page 39, which continues to state that “to the extent the general loan loss reserve rate of 1% as required by PBOC differs from management’s estimates, China Lending Group management uses the higher rate,” as this appears to be inconsistent with U.S. GAAP and your accounting policy disclosed on page 186. Further, if true, please remove the statement on pages F-39 and F-71, which states “the general reserve is required to be no less than 1% of total loan receivable balance,” as this statement appears to be inconsistent with U.S. GAAP and your accounting policy disclosed on page 186. Please advise if you deem these revisions unnecessary or inappropriate.

In response to the Staff’s comment, we propose to revise the disclosure in the Proxy Statement by removing the following language:

On page 38: “The general reserve is required to be no less than 1% of total loan receivable balance,” as well as

On page 39: “To the extent the general loan loss reserve rate of 1% as required by PBOC differs from management’s estimates, China Lending Group management uses the higher rate,” as well as

On pages F-39 and F-70: “The general reserve is required to be no less than 1% of total loan receivable balance.”

Income Taxes, page 188

4.	We note on page 189 that income taxes increased by $0.1 million, or 6.4% to $0.9 million during the period ended March 31, 2016, which was mainly due to “the new operation which is not eligible for preferential tax treatment.” Please expand your disclosure to discuss the nature of this new operation and the associated statutory tax rate given that it is not eligible for preferential tax treatment.

In response to the Staff’s comment, we propose to revise the disclosure on page 189 of the Proxy Statement by modifying the following paragraph to read as follows:

“Income taxes increased by $0.1 million, or 6.4% to $0.9 million during the first three months in 2016 from under $0.9 million during the same period in 2015. The increase was mainly due to the new operation for Consulting which is not eligible for the preferential tax treatment. Consulting was organized in the second quarter of 2015 and started operations as of August 1, 2015 to provide risk management related consulting services to clients within the China Lending Group as well as other players in the industry. Since its inception through March 31, 2016, Consulting has provided consulting services to 164 clients. Consulting is subject to PRC income tax at a rate of 25%.”

Christian N. Windsor, Special Counsel

U.S. Securities and Exchange Commission

June 15, 2016

Adrie Global Holdings Limited for the period ended December 31, 2015 and 2014

Notes to The Consolidated Financial Statements, page F-28

Note 5 - Allowance for Loan Losses, page F-38

5.	We have read your response to comment 16 of our letter dated May 20, 2016. You state that the company considers the loans backed by collateral, pledged assets and guarantee as having the same importance in determining the allowance for loan loss. It is unclear what is meant by “same importance.” Please address the following:

●	Please advise. Expand your disclosure to separately discuss how you consider the collateral, pledged asset, or guarantee backing the loans in determining the specific reserve of your allowance for loan loss.

In response to the Staff’s comment, we propose to revise the disclosure on pages F-39 and F-71 of the Proxy Statement by adding the following:

“Generally, the primary factors for the evaluation of allowance for loan losses consist of business performance, financial position, cash flow and other operational performance of the debtors. Among these, cash flow of the debtors is the primary funding source for repayment for determining the allowance for loan losses and any collateral, pledged asset or guarantee is considered as a secondary funding source for repayment.

Besides the repayment ability and willingness to repay, China Lending Group evaluates the allowance for loan losses of collateral backed loans based on whether the fair value of the collateral, if the repayment is expected to be provided by the collateral, is sufficient or not. For loans with pledged assets, the net realizable value of pledged assets for pledged backed loans will be estimated to see if they have sufficient coverage on the loans. For the guarantee backed loans, China Lending Group evaluates the allowance for loan losses based on the combination of the guarantee, including the fair value and net realizable value of guarantor’s financial position, credibility, liquidity and cash flow.

As of December 31, 2015, the percentage of collateral, pledged asset, and guarantee backed loans were 16.3%, 50.3% and 33.4% respectively. As of December 31, 2014, the percentage of collateral, pledged asset, and guarantee backed loans were 5.5%, 35.7% and 58.9% respectively.

As of March 31, 2016, the percentage of collateral, pledged asset, and guarantee backed loans were 9.8%, 56.0% and 34.2% respectively. As of December 31, 2015, the percentage of collateral, pledged asset, and guarantee backed loans were 16.3%, 50.3% and 33.4% respectively.”

Christian N. Windsor, Special Counsel

U.S. Securities and Exchange Commission

June 15, 2016

●	Tell us and revise to disclose how you value the collateral and pledged assets and how often you obtain updates for these valuations.

In response to the Staff’s comment, we propose to revise the disclosure on pages F-39 and F-71 of the Proxy Statement by adding the following:

“The valuation assessment of collateral and pledged assets was based on the valuation report issued by a valuation firm or the Company’s internal risk control department. The loan principals were generally 50% to 60% of the fair value of collateral and pledged assets.

The valuation will be updated for the loan period over one year in case of renewals and repeat customers. However, China Lending Group’s average loan term is less than 7 months, the value of the collateral and pledged assets, and guarantee backing the loans will be reviewed and monitored on a monthly basis through site visits. As of March 31, 2016, December 31, 2015 and December 31, 2014, 5.86%, 11.28% and 18.32% of collateral backed and pledged backed loan were under valuation assessment by the a valuation firm. The assessment of the remaining loans was performed by the Company’s internal risk control department.”

●	Tell us and revise to disclose in more detail the procedures you perform to assess the willingness and ability of the guarantor to perform under the guarantee, if required. As part of your response, please tell us whether there have been any circumstances where you tried to enforce the guarantee, but were unable to do so.

In response to the Staff’s comment, we propose to revise the disclosure on pages F-39 and F-71 of the Proxy Statement by adding the following:

China Lending Group issues guarantee-backed loans in accordance with its loan management policy, and each guarantee-backed loan will undergo standard assessment procedures for the willingness and ability of the guarantor to perform under its guarantee. China Lending Group accepts guarantees provided by three types of guarantors: professional guarantee companies, corporations and individuals.

In assessing the willingness and ability of a professional guarantee company to perform under a guarantee, the Company consider factors including its guarantee licenses, size of registered capital, corporate governance, internal audit system, risk management and compensation system, risk reserve, length of operation history especially cooperation history with China Lending Group, its default costs and other pertinent factors such as the loan size backed by guarantee over its net assets.

In assessing the willingness and ability of a corporate guarantor to perform under a guarantee, the Company consider factors including nature of their businesses, size of registered capital, annual revenues, continuous profitability in the past three years, stability and adequacy of income and cash flows, clean credit history, current liabilities, willingness to accept credit monitoring by China Lending Group, its default costs and other pertinent factors such as the loan size backed by guarantee over its net assets.

Christian N. Windsor, Special Counsel

U.S. Securities and Exchange Commission

June 15, 2016

In assessing the willingness and ability of an individual guarantor to perform under a guarantee, the Company consider factors including their residency, whether being able to provide permanent residential addresses, marital status, occupations, legitimacy and stability of incomes, assets and liabilities, clean credit history, no criminal history, their default costs and other pertinent factors such as the loan size backed by guarantee over their net assets.

It is uncommon for China Lending Group to rely on or need to enforce a guarantee. There was only one circumstance where China Lending Group tried to enforce the guarantee, but was unable to do so. That failure occurred because the guarantor was in the process of filing bankruptcy.”

6.	We have read your response to comment 17 of our letter dated May 20, 2016. In regards to your revision that includes a tabular disclosure of the five-risk category classification system announced by the PBOC here and on page F-71, please respond to the following.

●	Confirm that you determine your specific allowance for loan losses pursuant to ASC 310-10-35 for U.S. GAAP financial statement purposes rather than relying on the reserve percentages based on the specific five-risk category system required by the PBOC announcement.

In response to the Staff’s comment, we confirm that we determine our specific allowance for loan losses pursuant to ASC 310-10-35 for U.S. GAAP financial statement purposes rather than relying on the reserve percentages based on the specific five-risk category system required by the PBOC announcement.

●	To the extent you to do not follow the five-category classification system announced by the PBOC in determining your specific allowance under U.S. GAAP, delete this information from the financial statement footnotes given that they are regulatory reserve requirements and not U.S. GAAP.

In response to the Staff’s comment, we propose to revise the disclosure on page F-39 and F-71 of the Proxy Statement by deleting the above-referenced information from the financial statement footnotes relating to regulatory reserve requirements.

Christian N. Windsor, Special Counsel

U.S. Securities and Exchange Commission

June 15, 2016

●	For all periods presented, quantify for us the difference between your U.S. GAAP specific allowance for loan losses and your specific reserve regulatory allowance for loan losses determined pursuant to the five-category classification system announced by the PBOC. As part of your response, please clarify how this difference is reported for regulatory reporting purposes and your U.S. GAAP financial statements, as applicable.

In response to the Staff’s comment, we have prepared the following analysis showing the difference between the US GAAP allowance for loan losses and the reserve regulatory allowance for loan losses determined pursuant to the PBOC and Ministry of Finance (“MOF”) regulations:

Allowance for Loan Losses	As of December 31, 2014	As of December 31, 2015	As of March 31, 2016
US GAAP Based	$1,330,784	$2,208,708	$4,046,050
PBOC & MOF Based	$1,996,176	$2,155,298	$2,215,997
Differences	$(665,392)	$53,410	$1,830,053

Only U.S. GAAP allowance for loan losses is reported in our financial statements.

●	Revise your disclosure to discuss the economic drivers of the increases within your specific reserves.

In response to the Staff’s comment, we propose to revise the disclosure on page F-39 and F-71 of the Proxy Statement by adding the following:

“The global economic environment became worse during the past and the current fiscal years. Such economic environment has caused liquidity problem for many companies, which also increased the frequency on defaulting the repayments by debtors, hence the increases of special reserve for loan losses.”

Loan Impairment, page F-40

7.	We note troubled debt restructurings were $4,116,025 and $4,143,021 as of December 31, 2015 and March 31, 2016, respectively. Please address the following:

●	Revise to include the disclosures required by ASC 310-10-50-33 and 50-34.

In response to the Staff’s comment, we propose to revise the disclosure on pages F-40, F-41 and F-72 of the Proxy Statement to add, where appropriate, the following:

The impaired amounts of personal loans were $4,254,664 and $nil as of December 31, 2015 and December 31, 2014, respectively. The impaired amounts of business loans were $10,468,752 and $nil as of December 31, 2015 and December 31, 2014, respectively.

Christian N. Windsor, Special Counsel

U.S. Securities and Exchange Commission

June 15, 2016

The impaired amounts of personal loans were $2,128,880 and $4,254,664 as of March 31, 2016 and December 31, 2015, respectively. The impaired amounts of business loans were $7,126,244 and $10,468,752 as of March 31, 2016 and December 31, 2015, respectively.

A loan is considered to be a troubled debt restructuring loan when that is restructured or modified for economic or legal reasons, where these conditions are present: 1) The Company grants a concession that it otherwise would not consider and 2) The borrower is having financial difficulties. Under unusual circumstance, in order to reduce the potential losses on troubled debt, the Company may consider granting concession to borrowers with financial difficulties which has significant delay or significant shortfall in amount of payments. In order to deter troubled debt restructurings, stringent scrutiny and approval from the Company’s Loan Review Committee is required prior to the granting of concession on troubled debt.

The troubled debt restructuring amounts of personal loans were $1,035,168 and $nil as of December 31, 2015 and December 31, 2014, respectively, after providing concession on interest. The trouble debt restructuring amounts of business loans were $3,080,857 and $nil as of December 31, 2015 and December 31, 2014, respectively, after providing concession on interest.

The trouble debt restructuring amounts of personal loans were $1,041,957 and $1,035,168 as of March 31, 2016 and December 31, 2015, respectively, after providing concession on interest. The trouble debt restructuring amounts of business loans were $3,101,064 and $3,080,857 as of March 31, 2016 and December 31, 2015, respectively, after providing concession on interest.

As of December 31, 2015 and 2014, there were no receivables derecognized for the real estate related investment obtained from collateral.

As of March 31, 2016 and December 31, 2015, there were no receivable derecognized for the real estate related investment obtained from collateral.

●	Disclose your accounting policy for when you would exclude loans from classification as troubled debt restructurings. For example, clarify whether a loan will remain classified as a troubled debt restructuring for the entire time it remains outstanding, or clarify whether the troubled debt restructuring designation can be removed prior to complete pay-off of the loan. In this regard, we note your disclosure that $10.7 million of loans were granted a one-time extension in 2014, but nil loans were classified as troubled debt restructurings as of December 31, 2014.

In response to the Staff’s comment, we propose to revise the disclosure on pages F-41and F-72 of the Proxy Statement to add the following:

“The troubled debt restructuring designation will be removed if there are continuous repayments consecutively for three months after the restructuring started.”

$10.7 million of loans were granted a one-time extension in 2014, but nil loans were classified as troubled debt restructurings as of December 31, 2014 as there was no concession provided to the borrowers.

Christian N. Windsor, Special Counsel

U.S. Securities and Exchange Commission

June 15, 2016

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Stephen N. Cannon
Stephen N. Cannon President and Chief Executive Officer

cc:	Stuart Neuhauser, Esq. Ellenoff Grossman & Schole LLP

Exhibit A

Proposed Changes to Proxy Statement

While they do not direcly impact China Lending Group's US GAAP financial statements contained in this Proxy Statement, China Lending Group is also subject to regulatory accounting requirements. Pursuant to the Temporary Regulation of Pilot Program of Microcredit Companies in Xinjiang Province issued by the General Office of Xinjiang Provincial Government in 2009, the Lending Companies should make sufficient reserve for the loan losses. In addition, in referencing to The Guidance on Provisioning for Loan Losses issued by the PBOC, ":

> Banks shall set aside the general reserves on quarterly basis, and the general reserves outstanding as of the end of the year may not be less than 1% of the loans outstanding.
>
> Banks may set aside special reserves on quarterly basis by consulting and following the following percentages: the provision is set aside for loans to be watched by 2%, that for substandard loans by 25%, that for doubtful loans by 50%, that for loss loans by 100%. Among them, provisions for losses of substandard and doubtful loans may be set aside with a range of 20%.
>
> Specific reserves may be set aside by banks in their discretion on quarterly basis by a percentage determined according to the specific risk scenario of loans of various types, probability of losses and historical experience."

38

While China Lending Group believes its management uses the best information available to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance, which could negatively affect China Lending Group's results of operations and financial condition.

**An increase to the allowance for loan losses will cause the Lending Companies' net income to decrease.**

The Lending Companies' businesses are subject to fluctuations based on local economic conditions. These fluctuations are neither predictable nor within its control and may have a material adverse impact on its operations and financial condition. The Lending Companies may decide to increase their allowances for loan losses in light of the lack of clarity in the applicable banking regulations with regard to direct lending companies. The regulatory authority may also require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different from those of its management. Any increase in the allowance for loan losses will result in a decrease in net income and may have a material adverse effect on the Lending Companies' financial condition and results of operations.

**Feng Hui's business is, and XWFOE's business will be, highly concentrated in one product. Accordingly, their future revenues and earnings are more susceptible to fluctuations than a more diversified company.**

Feng Hui's primary business activities include, and XWFOE's primary business activities will include, offering direct loans to customers. If the Lending Companies are unable to maintain and grow the operating revenues from this business or develop additional revenue streams, their future revenues and earnings are not likely to grow and could decline. The Lending Companies' lack of significant product and business diversification could inhibit the opportunities for the growth of their business, revenues and profits.

**Competition in the direct lending industry is growing and could cause the Lending Companies to lose market share and revenues in the future.**

We believe that the direct lending industry is an emerging market in China. The Lending Companies may face growing competition in the direct lending industry, and China Lending Group believes that the direct lending industry is becoming more competitive as this industry matures and begins to consolidate. Feng Hui currently competes, and the Lending Companies will compete, with traditional financial institutions, other direct lending companies, other microfinance companies, including P2P lenders, and some cash-rich state-owned companies or

| Category | Loan balance as of March 31 (USD in millions) | Loan balance as of December 31 (USD in millions) | | Actions |
|---|---|---|---|---|
| | 2016 | 2015 | 2014 | |
| Pass | 137.1 | 126.2 | 130.8 | Track doubtful factors; enhance risk alerting. |
| Special Mention | — | — | — | Request additional guarantees, or mortgages for loans with insufficient or zero guarantee or mortgage |
| Substandard | 13.0 | 14.7 | 1.7 | Enhance collection of principal and interest; track changes to mortgages or pledges; shorten loan terms; initiate debt restructuring, if necessary |
| Doubtful | — | — | 0.6 | Resort to legal actions; exert rights over the mortgages or pledges; be alerted on any possible asset loss of the borrower |
| Loss | — | * | — | Declare creditor's rights in full amount; take part in the liquidation process to minimize losses |

* China Lending Group recognized $642,178 in charge-offs for the period ended December 31, 2015 which have already been removed from the loan balance for the period.

180

**Loan Categorization at China Lending Group**

China Lending Group's unique risk management and control model is based on its well-established risk management system and strong execution capability. This risk management system is the core competence of China Lending Group; something that is difficult for competitors to duplicate or surpass.

In view of its risk management edge and the special role of risk management itself, China Lending Group has upgraded its risk management department into China Lending Group Risk Management Center and appointed a chief risk management advisor. In addition to serving China Lending Group itself, China Lending Group Risk Management Center is also planning to provide risk management outsourcing service to peer direct lending companies. Leveraging its strength in risk management, China Lending Group is further enhancing its penetration and significantly influence over the direct lending business industry across China.

~~China Lending Group's provision~~Provision for loan losses increased by $1.8 million ~~for~~to $1.8 million during the first three months ~~ended March 31,~~in 2016 as compared to ~~$4.0 million. While~~ the same ~~provision~~period in 2015, and increased by $1.6 million, or 270.7%, to $2.2 million for the year ended December 31, ~~2015 from~~2015, as compared to $0.6 million for the year ended December 31, 2014. ~~The increase was primarily attributed to the increase in revenue with an increase in delinquent amount for loan receivables as well as interest and fees.~~These increases in provision for loan losses were mainly attributable to some of the delinquent loans and interest receivable during these periods in which China Lending Group has increased provision percentages and amounts to reflect the repayments expected to be provided by the collateral, pledged assets and guarantees, which weakened as a result of legal proceedings and difficulties in enforcing the collateral and guarantees for a handful of loans. As of May 15, 2016, 30% of the delinquent amount have been collected.

China Lending Group's net interest income, which consists primarily of direct lending interest income and financial advisory fees, was $5.6 million for the three months ended March 31, which is basically unchanged from the same period in 2015 even with the increase in total interest and fee income which was mainly caused by the above-mentioned provision for loan losses. For that reason net income decreased by $0.1 million to $3.7 million for the three months ended March 31, 2016 from $3.8 million for the same period in 2015. Net interest income was $22.1 million for the year ended December 31, 2015, representing an increase of $5.7 million, or 34.8%, from $16.4 million for the year ended December 31, 2014 which was mainly caused by the increase in registered capital in September 2014 and the leveraging effect. For the same reason, the net income for the year ended December 31, 2015 was $14.3 million, representing an increase of $3.0 million, or 26.0%, from $11.3 million for the year ended December 31, 2014.

At the commencement of operations, China Lending Group did not have a sufficient operating history to develop a reasonable estimation for its loan loss allowance. However, since 2013, China Lending Group has been able to develop reasonable estimation for its loan loss allowance, and it's consistent with the 1% general reserve plus special reserve.

Since inception in 2009, China Lending Group has been able to keep the loan loss under 1%. With the six years' operating history and management team's experience, management believes that China Lending Group has the capabilities to gather reliable data. Furthermore, in 2016 Feng Hui has invested in a propriety Credit Risk Analytic Platform system to capture and to analyze such credit and loss data, which is currently undergoing pilot testing.

China Lending Group has been using the 1% floor requirement as its peer and industry data since 2009, the 1% has proven to be a fair estimation and to date, China Lending Group's actual loan losses have not exceeded 1%.

Due to the fact that one of the major performance evaluation criteria of the senior management team is based on loan losses not exceeding 1%, such performance evaluation program as stipulated by the shareholders provides a natural and interactive validation and back test process for the 1% general allowance for loan loss estimate against actual loan losses. Since inception in 2009, China Lending Group's actual loan losses were being scrutinized and back tested by the board of directors shortly after the end of each year specifically focusing on whether the actual loan loss exceeds 1% of the loans receivable balance for each respective year for performance evaluation purpose. Until now, the board of directors has been satisfied with the actual results and the management has never been penalized for loan loss exceeding 1% of each of the respective year end loans receivable balance. From the back test result, the actual loan loss for 2013 and 2014 were Nil and for 2015 was $642,178 representing 0%, 0% and 0.45% of the respective loans receivable. Even though the back test results were a lot less than 1.00% in the past three years, the management believes that due to the fact that the company's customers base is quite diversified into multiple industries, the 1% general reserve as suggested by the PBOC guidance is reasonably reflective of the future risk in loan losses within the region. Through the results of our validation, back test and performance evaluation processes, the management, will not only refine our current allowance for loan loss methodology, but also will improve our credit rating and approval process down to geography, industry and nature of collateral.

While China Lending Group believes its management uses the best information available to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance.

186

The following tables present the activity in the allowance for loan losses and related recorded investment in loans receivable by classes of the loans individually and collectively evaluated for impairment as of and for three months ended March 31, 2016, as well as the years ended December 31, 2015 and 2014:

As of and for the three months ended March 31, 2016

| | Business loans | Personal loans | Total |
|---|---|---|---|
| Beginning balance | $ 1,053,579 | $ 1,155,129 | $ 2,208,708 |
| Charge-offs | — | — | — |
| Provisions | 1,595,502 | 201,963 | 1,797,465 |

e. Loss: principal and interest of loans cannot be collected or only a small portion can be recovered after taking all possible measures or resorting to necessary legal procedures.The global economic environment became worse during the past and the current fiscal years. Such economic environment has caused liquidity problem for many companies, which also increased the frequency on defaulting the repayments by debtors, hence the increases of special reserve for loan losses.

For the three months ended March 31, 2016 and 2015, $2,570,859 and $nil were charged as specific reserve with categories ranged from 5%-100% and 0%, respectively.

While management uses the best information available to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance.

The following tables present the activity in the allowance for loan losses and related recorded investment in loans receivable by classes of the loans individually and collectively evaluated for impairment as of and for the three months ended March 31, 2016 and 2015:

*For the three months ended March 31, 2016*

| | Business loans (Unaudited) | Personal loans (Unaudited) | Total (Unaudited) |
|---|---|---|---|
| Beginning balance | $ 1,053,579 | $ 1,155,129 | $ 2,208,708 |
| Charge-offs | — | — | — |
| Provisions/(reversal) | 1,595,502 | 201,963 | 1,797,465 |
| Foreign currency translation adjustment | 29,447 | 10,430 | 39,877 |
| Ending balance | 2,678,528 | 1,367,521 | 4,046,050 |
| Ending balance: individually evaluated for impairment | 2,186,250 | 384,609 | 2,570,859 |
| Ending balance: collectively evaluated for impairment | $ 492,278 | $ 982,912 | $ 1,475,191 |

F-71

ADRIE GLOBAL HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2016

**5. ALLOWANCE FOR LOAN LOSSES** (cont.)

*For the three months ended March 31, 2015*

| | Business loans (Unaudited) | Personal loans (Unaudited) | Total (Unaudited) |
|---|---|---|---|
| Beginning balance | $ 466,921 | $ 863,863 | $ 1,330,784 |
| Charge-offs | — | — | — |
| Provisions | (29,279) | 7,266 | (22,013) |
| Foreign currency translation adjustment | 1,825 | 3,612 | 5,437 |
| Ending balance | 439,467 | 874,741 | 1,314,208 |
| Ending balance: individually evaluated for impairment | — | — | — |
| Ending balance: collectively evaluated for impairment | $ 439,467 | $ 874,741 | $ 1,314,208 |